August 9, 2024

VIA E-mail

Paul Grady
c/o MA Asset Management, LLC
3 West Main Street, Suite 301
Irvington, NY 10533

               Re: MA Specialty Credit Income Fund (the    Fund   )
                  File Nos. 811-23978; 333-280620

Dear Mr. Grady:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on July 1, 2024, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

       1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

       2. We note disclosure on the Cover stating that the Fund has submitted an application for an exemptive order to, among other things, permit the Fund to offer multiple classes of shares. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

       3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

       4. Please tell us if you have presented or will present any    test the
waters    materials to
          potential investors in connection with this offering. If so, please provide us with copies of such materials.
 Paul Grady
Page 2



                                         Prospectus

Prospectus Cover

      5. In Interval Fund, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer. Please also provide a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See
         Guide 10 to Form N-2.

      6. Please address the following comments concerning the disclosure in Principal
         Investment Strategies:

             a. The Fund states that it will invest primarily in    specialty
credit, asset-based
                finance or diversified private credit    investments. Please
clarify this
                disclosure to explain the types of investments included in each of these categories. Also, the disclosure states that the Adviser believes these Loans
                have    bespoke or differentiated features.    Either here or
at an appropriate
                place within the registrations statement please explain what these features are.

             b. You define a Non-Bank Finance Company as a    non-bank
originator   . Please
                explain what a non-bank originator is.

             c. Please explain what    asset-based finance verticals   ,
risk-adjusted returns
                and    forward flow programs    are. In general, please avoid
the use of
                technical terms and complex language in the disclosure.

             d. Please explain what    specialized (or esoteric) Loans    are.

             e. Please clarify the term    best-in-class lending opportunities
 .

             f. Does the term    high-yielding    refer to Loans rated below
investment-grade?
                If so, please disclose these investments are known as    junk
..

             g. The disclosure states    the Adviser seeks to further diversify
the overall risk
                and duration of the Fund   s portfolio   .[emphasis added].
As the Fund is
                characterized as non-diversified under the 1940 Act, please delete or replace
                the term    diversify    as used here.

             h. The disclosure refers to    the substantial growth of non-bank
finance
                opportunities.    Please disclose the basis for this statement.

             i. The disclosure states the Fund will invest in    certain types
of tradeable
                instruments.    Please disclose what these instruments are.
 Paul Grady
Page 3

             j. The disclosure in the last line states    The Fund may invest
in additional
                strategies in the future.    Please delete this disclosure or
state specifically
                investments the Fund anticipates making in the future and when it may do so.

      7. At the top of page ii, in the bolded language discussing credit instruments rated below investment grade, please include a cross-reference to the disclosure regarding the risks associated with these investments. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

      8. On page ii, regarding the bolded bullets disclosing risks of investing in the Fund, please address the following comments:

             a. The fourth bullet refers to a Shareholder   s ability to
sell its Shares outside the
                quarterly repurchase process   .    Please disclose how this
might be done.

             b. The fifth bolded bullet states    Class S Shares and Class F
Shares are not
                subject to a sales load.    Is this a risk of investing in the
Fund? If not, please
                delete this disclosure, or otherwise revise as appropriate.

             c. In the seventh bullet, the disclosure states that distributions may be funded from offering proceeds. Please confirm to us the Board has determined this is an appropriate use of offering proceeds.

Summary of Terms

      The Fund (page 1)

      9. In the second paragraph, the disclosure states    [p]rior to the Fund
 s registration as an
         investment company    private funds managed by the Adviser transferred
their assets
         to the Fund in exchange for cash and shares.    Please explain
supplementally if this
         transaction meets the definition of a fund acquisition as described in S-X Rule 6-
         11(a)(2). In your response, please also address the following questions:

             a. What is the underlying business purpose of the transaction?

             b. What is the nature of the relationship between the transacting parties?

             c. What are the future operating plans of the Private Funds and the retained assets?

             d. Will the Private Funds continue their operations? Will they wind down? If not, will they change their strategies?

             e. Did any limited partnerships from the Private Funds transfer assets into the
                Fund?
 Paul Grady
Page 4

             f. Is any of the Private Funds management involved with the Fund following the transaction?

             g. Please provide more detail concerning the strategies and objectives of the
                Private Funds.

      Investment Opportunities and Strategies

      10. The disclosure states the Fund makes Loans    directly to borrowers
.. With respect to
          this strategy, please address the following:

             a. Please describe here or at an appropriate place within the registration statement, the origination process and the nature of borrowers the Fund will provide Loans to, the typical size and duration of the Loans and the diligence the Fund performs in determining who to lend to and the amount of the Loans.

             b. Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing the Loans (to the extent not borne by the borrowers).

             c. Please also disclose the following:

                     i. any limits on Loan origination by the Fund, including a description of
                        any limits imposed by the Fund   s fundamental
investment restrictions
                        (e.g., concentration limits);

                    ii. the Loan selection process, including any limits or targets on maturity and duration of individual Loans, borrower, asset class, segment, collateral, and loan types and geographic location of the borrower;

                   iii. the underwriting standards for the Loans;

                    iv. whether and to what extent the Fund expects to originate non-
                        investment grade or subprime loans;

                    v. whether the Fund will be involved in servicing the Loans and, if so, a description of its servicing obligations; and

                    vi. whether the Fund will set up its own online lending platform to originate these Loans.

         We may have further comments or questions after reviewing your responses.

 Paul Grady
Page 5




      Portfolio Composition (page 2)

      11. Please disclose the percentage of the portfolio the Adviser anticipates investing in
          each of the three    verticals   . In particular, how much of the
Fund   s portfolio may be
          attributed to direct Loans? Please also briefly explain how the Fund evaluates investments to achieve its objective and the portfolio construction parameters it uses to construct the portfolio as a whole.

      12. In the penultimate bullet on page 2, the disclosure describes the
Fund   s investments in
          tradeable instruments as being    aligned to the broader specialty
credit and asset-based
          finance strategy of the Fund   .    Please clarify this disclosure.

      Valuations (page 8)

      13. In the first line of this section, the disclosure states that the Board has designated the
          Adviser as the Fund   s valuation designee    and that    [t]he
Adviser is responsible for
          the valuation of the Fund   s portfolio investments for which market
quotations are not
          readily available.    Please disclose the Adviser   s conflict as the
valuation designee as
          it receives an asset-based fee.

      14. The disclosure also states    the Adviser has adopted methods for
determining the fair
          value of such securities and other assets.    Please disclose these
methods have been
          approved by the Board.

      Risk Factors (page 10)

      15. The penultimate bullet on page 10 refers to the Fund   s investment
in    companies that
          are experiencing distress.    Please disclose the Fund   s investment
in distressed debt in
          the Summary strategy section.

Summary of Fees and Expenses (page 12)

      16. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

      17. The table contains a line item for interest payments on securities sold short. Will the
          Fund engage in short sales as a principal strategy? If so, disclose in the Summary.

      18. Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.
 Paul Grady
Page 6

The Adviser (page 16)

       19. In this section, please clarify the roles of the Adviser, Global Credit Solutions and
           MA Financial Group in the management of the Fund. In doing so, please indicate specifically the assets under management of the Adviser, rather than all three entities, so as not to be potentially misleading.

       20. In MA Financial Group, the disclosure states    [t]he firm also has
over USD $74
           billion in managed loans.    Please clarify this statement and
provide appropriate
           context.

Investment Objective, Opportunities and Strategies

       Investment Opportunities and Strategies (page 18)

       21. Regarding the bullets following the initial paragraph of this section, please address the following comments:

              a. The second bullet in this section is convoluted and difficult to understand.
                 Please revise in plain English. Please also disclose within the registration statement how the Adviser sources the Loans and elaborate on
its    direct
                 relationships    and    origination channels.

              b. Please explain in plain English what    waterfall payment
structures    are, as
                 that term is used in the fourth bullet.

              c. Please clarify in plain English the disclosure in the fifth bullet. In particular,
                 please explain what the phrase    many thousands of underlying
assets and
                 collateral    means with respect to the Fund   s investments.

       Portfolio Composition (page 19)

       22. In general, please elaborate on the three primary verticals described in this section.
           For example, what are the market, structural or secular forces that impact banks and traditional financial institutions? How are Loans in this segment bespoke, niche or specialized in nature and therefore not affected by these forces?

       23. With respect to the disclosure in Diversified Private Credit, please disclose how this
           vertical is    diversified    (i.e., what are the    differentiated
characteristics    of the
           Fund   s borrowers?).

       The Investment Process

       24. On page 22, in the description of Phase 4, the disclosure states that in the final phase
           of due diligence    commercial and qualitative analysis is paired
with robust
           quantitative analytics for a comprehensive review.    Please
elaborate on the Fund   s
           analysis performed in this stage -- what is the Fund analyzing to determine its
 Paul Grady
Page 7

          investment decisions? What data does the Fund use and how does it obtain the data?
          Please disclose.

Types of Investments and Related Risks

       Risks Relating to the Fund   s Investment Program (page 25)

       25. In the last sentence of Nature of the Fund   s Investments Risks,
the disclosure states

                 during periods of market disruption, borrowers of loans
constituting the Fund   s
              assets may be more likely to seek to draw on unfunded commitments the Fund has
              made, and the Fund   s risk of being unable to fund such
commitments is
              heightened during such periods.

          Please explain to us supplementally what this disclosure means. What is the nature of
          the Fund   s unfunded commitments and how may borrowers draw on them?

       26. In Credit Risk, the disclosure in the penultimate sentence of the first paragraph on page 26 indicates that Loans held by the Fund may provide for payments-in-kind.
           Also, in Taxation of the Fund on page 60, the disclosure notes that some of the
           Fund   s investments may be treated as issued with OID. Please
inform us of the extent
           to which the Fund may invest in these types of instruments. We may have further comments.

       27. In the first sentence of the last paragraph of Credit Risk, the
disclosure states       the
           Fund will generally target investing in issuers it believes are of high quality.
           Disclosure in bold on the Cover states    The Fund may invest a
substantial portion of
           its assets in credit instruments that are rated below investment
grade.    Please
           reconcile this inconsistency.

Organization and Offering Costs (page 45)

       28. The disclosure in the last sentence of the first paragraph states These costs are expensed as incurred by the Fund and will be paid by the Adviser on behalf of the
           Fund.    Please confirm our understanding that this sentence refers to the treatment of
           organizational costs incurred by the Fund. Please consider clarifying the accounting treatment of organization costs by the Fund by making this sentence the second sentence of the paragraph.

Share Repurchase Program (page 53)

       29. In the second sentence of the third paragraph of this section, please delete the words
              seek to    and    earlier   .

       30. Please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so. Paul Grady
Page 8

       31. To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so Shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase
           Pricing Date and the Repurchase Payment Deadline.

Tax Aspects

       Taxation of the Fund (page 58)

       32. In this section, or where appropriate, please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.


                              Statement of Additional Information

Investment Objectives, Policies and Risks

       33. On page B-8, in Involuntary Repurchases and Mandatory Redemptions,
the
           disclosure states that the Fund has the right to repurchase or redeem Shares of a
           Shareholder if    continued ownership of such Shares may be harmful
or injurious to
           the business or reputation of the Fund or the Adviser, or may subject the Fund or any
           Shareholder to an undue risk of adverse tax or other fiscal
consequences,    or if    it
           would be in the best interests of the Fund to repurchase or redeem
Shares.    The
           disclosure states any such repurchase would be consistent with the requirements of
           the Fund   s Declaration of Trust, the 1940 Act and Rule 23c-2
thereunder. Please
           explain to us how the Fund intends to make share repurchases in a fair and otherwise non-discriminatory manner and in accordance with these requirements.

Investment Restrictions (page B-9)

       34. The Fund   s Fundamental Investment Restriction #4 states that the
Fund may not
              Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with
           its stated investment strategies.    As the Fund will make direct
private Loans as a
           principal strategy, this restriction appears inconsistent. Please revise the policy to state directly that the Fund may make loans.

Financial Statements

       35. Please explain supplementally whether the seed capital financial statements of the
           Fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain to us the basis for omitting such financial statement.
 Paul Grady
Page 9

       36. Please explain to us whether the Fund currently owns any investments, or will own any investments prior to effectiveness of the registration statement.

       37. Please explain to us whether the Fund has entered into, or intends to enter into, any warehousing transaction or Fund acquisition. If so, please explain whether the Fund has considered the requirements under Regulation S-X Article 6-11 with regards to any such acquisition. Also, please note that if the Fund has entered into, or intends to enter into, any warehousing transaction, additional disclosures regarding such arrangements may be required.


                                             Part C

Exhibits

       38. Please file any additional Fund governing documents as Exhibits. Upon our review, we may have further comments.


                      *      *       *      *       *         *     *      *

        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel

cc: William Bielefeld, Esq. and Matthew Barsamian, Esq., Dechert LLP
    Jay Williamson, Securities and Exchange Commission
    Tony Burak, Securities and Exchange Commission